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13010956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIMCO INVESTMENTS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY, 45th FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLLEEN MARTIN 949.219.2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIMCO Investments LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Colleen Martin
Signature

CHIEF FINANCIAL OFFICER
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PIMCO INVESTMENTS LLC

(SEC Identification No. 8-68686)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me

on this 25 day of February, 2013,
Date Month Year

by

(1) Colleen Martin,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ————,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

AMY FREEMAN
Commission # 1931382
Notary Public - California
Orange County
My Comm. Expires Apr 2, 2015

Place Notary Seal Above

Signature Amy Freeman
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 2/25/13 Number of Pages: 2

Signer(s) Other Than Named Above: ————

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

 Item #5910

PIMCO INVESTMENTS LLC

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Member
PIMCO Investments LLC:

We have audited the accompanying statement of financial condition of PIMCO Investments LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of PIMCO Investments LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2013

PIMCO INVESTMENTS LLC

Statement of Financial Condition

December 31, 2012

Assets

Current assets:		
Cash and cash equivalents	$	147,648,700
Distribution and servicing fees receivable		58,249,717
Deferred sales charges		8,899,092
Receivable from affiliates		7,564,885
Prepaid expenses		1,480,591
Total current assets		223,842,985
Total assets	$	223,842,985

Liabilities and Member's Capital

Current liabilities:		
Commissions payable	$	88,396,462
Accounts payable and accrued expenses		17,825,607
Payable to affiliates		2,710,091
Accrued compensation		4,825,866
Other current liabilities		493,183
Total current liabilities		114,251,209
Other accrued compensation		154,151
Total liabilities		114,405,360
Member's capital		109,437,625
Total liabilities and member's capital	$	223,842,985

See accompanying notes to statement of financial condition.

(1) Organization and Business

PIMCO Investments LLC (PI or the Company) is a single-member limited liability company wholly owned by Pacific Investment Management Company LLC (PIMCO), which in turn is majority owned by Allianz Asset Management of America L.P. PI is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Allianz SE indirectly owns the majority interest of Allianz Asset Management of America L.P. (AAM LP). Allianz SE is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

PI serves as the distributor and provides shareholder services to institutional and retail mutual funds and exchange traded funds that are managed and advised by PIMCO (PIMCO Funds). PI also serves as a solicitor for certain PIMCO advised retail managed accounts. Prior to February 14, 2011, the PIMCO Funds, in addition to other affiliated funds (the Allianz Funds), were distributed by Allianz Global Investors Distributors LLC (AGID), an indirect wholly owned subsidiary of AAM LP. AGID has continued to be the distributor of the Allianz Funds and various equity products. This two-platform distribution model will allow each broker/dealer to specialize and dedicate its distribution efforts to each brand.

PI does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

PI considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money deposit accounts that are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Income Taxes

Under current federal and applicable state tax laws and regulations, single member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of PI are included on the member's separate income tax return. PI is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing PI's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more

(Continued)

likely than not threshold would not be recognized. There were no uncertain tax positions identified in 2012.

PI's federal and state income tax returns remain open to examination for tax years 2010 and 2011.

(c) ***Deferred Sales Charges***

Sales commissions paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge are capitalized. These capitalized commission payments are sold to PIMCO at cost in the month subsequent to origination.

(d) ***Use of Estimates***

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

(e) ***Fair Value of Financial Instruments***

The carrying value of PI's financial instruments which include cash and cash equivalents, distribution and servicing fees receivable, receivable from affiliates, payable to affiliates, commissions payable, and accounts payable and accrued expenses approximate fair value due to their short maturity.

(3) Deferred Sales Charges

In connection with the distribution of the Class A and Class C shares, PI advances commissions to third party intermediaries, which are capitalized as PI is entitled to recoup its marketing costs through an ongoing fee stream from the respective PIMCO Funds as well as contingent deferred sales charges. The contingent deferred sales charges are collected on certain early redemptions of the shares (as defined), unless an applicable exemption applies such as if the redemption relates to balances accumulated through reinvested dividends or capital gain distributions or appreciation on the account over the amount that was invested. The contingent deferred sales charge rate on Class C shares is 1% if redeemed during the first year following purchase for applicable PIMCO Funds.

Contingent deferred sales charges may also be received on the redemption of Class A shares at a rate of 0.50% to 1% of the net asset value of the redeemed shares, if the initial purchase of such Class A shares exceeded certain thresholds.

(4) Related-Party Transactions

PI reimburses AAM LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, information technology, and other general and administrative services.

Certain management and other employees at PIMCO are providing services to PI. These services generally consist of certain sales, account management, product management, marketing, legal, compliance, and other general and administrative services. In addition, PI is receiving the benefit of external services and various overhead that is initially paid by PIMCO. PI reimburses PIMCO monthly for these services, which are allocated based on estimated time and usage factors for each PIMCO department that is providing such services.

Included within payable to affiliates on the accompanying statement of financial condition are amounts to be paid to AAM LP and PIMCO in connection with these services in addition to payables due to other affiliates that have arisen in the ordinary course of business transactions. As of December 31, 2012, $2,710,091 was payable to such affiliates.

(5) Contingencies

Currently, management is not aware of any pending or threatened legal actions against PI. In the future, PI may become subject to such legal actions, which arise in the normal course of business. The Company expenses related legal fees as incurred.

(6) Net Capital

PI is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2012, PI had net capital of $33,143,340 for regulatory purposes, which was $25,516,312 in excess of its required net capital of $7,627,028. PI's aggregate indebtedness to net capital ratio was 3.45-to-1 as of December 31, 2012.

(7) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 25, 2013, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.